

November 27, 2012

Via E-mail

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China

> **Re:** **Perfect World Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2011**
> **Filed May 11, 2012**
> **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your letter dated October 12, 2012, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 4, 2012.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

1. We have reviewed your response to prior comment 2 and have the following comment. Please clarify if the quarterly average concurrent users amounts disclosed represent total users for a quarter or for a month within a quarter (your page 63). It is unclear how the numbers provided for annual active charging accounts in your response relates to the quarterly average concurrent users provided in your Form 20-F. If the quarterly amount represents the number of users for the entire quarter, it appears that substantially all of your quarterly average concurrent users are active charging accounts. That is, we

compared the total of the four quarters to the annual active charging accounts to determine that ratio. Please consider clarifying and expanding your metrics definitions for the users of your financial statements. In addition, if substantially all of your concurrent users are active charging accounts, please disclose the reasons for this result within your discussion of operating results.

2.   We note in your response, that for the year ended December 31, 2011, if you multiply the annual active charging accounts by the annual average revenue per active charging account, this amount is significantly less than your online game operation revenues reported for item-based revenue (your page 73) for the year ended December 31, 2011. Please provide us with your analysis to explain the difference between these amounts. Further, the data provided in your response appears to indicate that for the year ended December 31, 2011, your annual active charging accounts have decreased, while your annual average revenue per active charging accounts have increased. It does not appear that this trend is discussed in your discussion of online game operation revenue beginning on page 61. Please tell us your consideration of including this information in your discussion of revenue. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief